Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 27, 2004

TECHNIP

(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE

Paris , May 27, 2004

FIRST QUARTER 2004 RESULTS
Earnings Trend in Line with Full Year Targets
Strong Cash Flow Generation

	First Quarter
Euros in millions (except EPS and E/ADS)	2004	2003	Change

• Backlog at Period End	6,451	6,091	+ 5.9%
• Revenues	1,250	1,099	+ 13.7%
• Income from Operations (EBITA)	50.0	44.4	+ 12.6%
• Net Income	(3.3)	(3.5)	+ 5.7%
• Net Income before Non-Operating Items and Goodwill Amortization	26.6	19.3	+ 37.8%
• Fully Diluted EPS (€)	0.97	0.79	+ 22.8%
• Fully Diluted E/ADS ($)	0.30	0.24	+ 25.0%

The Board of Directors of Technip met yesterday and approved the unaudited first quarter 2004 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “ As expected, Technip's first quarter earnings are up. Strong growth is expected to continue in the second and third quarters, which should allow Technip to attain its full-year target of 35% growth in pre-goodwill net income.

While net consolidated debt position continued to improve during the first quarter and led to a further reduction in the Group's gearing ratio, Technip has also re-engineered its financial structure. A new, single five-year revolving credit facility of EUR 850 million has replaced two previously existing credit lines. A seven-year EUR 650 million Eurobond has also been successfully placed, allowing the Group to extend its debt maturity while taking advantage of the historically low level of long-term interest rates.

Offshore contract awards were up compared to the same period one year ago. Onshore/Downstream order intake was below the extraordinarily high first quarter 2003 level. For the remainder of the year, prospects for new contract awards remain promising, particularly for offshore developments, major gas projects as well as petrochemical facilities. In particular, a number of extra-large gas-related projects such as treatment plants, liquefaction units and gas-to-liquids facilities are expected to be awarded to the industry during the next twelve months in the Middle East, Africa and Asia Pacific.”

I. OPERATIONAL HIGHLIGHTS

During the first quarter of 2004, Technip's order intake was EUR 876 million (versus a preliminary estimate of EUR 840 million) of which 69.1% related to the Offshore Branch. Listed below are the main contracts which came into force during the quarter along with their approximate values (Technip's share):

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  a contract awarded by BP for the development of the Greater Plutonio field, located offshore Angola in Bloc 18, between 1,200 and 1,500 m water depth (EUR 143 million);

  a contract awarded by Kerr-McGee Corp. for the engineering and construction of a Spar floating production platform hull and the engineering and delivery of the associated moorings and production riser system for the Constitution field in the Gulf of Mexico;

  a contract awarded by Woodside Energy Ltd. for the Enfield oil development located offshore Western Australia in the Carnarvon Basin (EUR 50 million); and

  two contracts awarded by Shell and Eni for key sub sea developments (Pierce and Stirling , respectively) in the UK North Sea (EUR 26 million).

As of March 31, 2004, the backlog1 amounted to EUR 6,451 million versus EUR 6,091 million registered at March 31, 2003 (+ 5.9%). Compared to year-end 2003, the backlog as of March 31, 2004 was down by EUR 729 million. Almost half of this reduction came from both foreign exchange translation adjustments (approximately EUR 189 million) and changes in the scope of consolidation (approximately EUR 160 million). 2

The Offshore backlog of EUR 2,775 million increased by over 72.5% compared to its level one year ago and accounted for 43.0% of the Group's overall backlog. The Onshore/Downstream and Industries combined backlog was EUR 3,676 million, compared to EUR 4,482 million at the end of March 31, 2003. Order intake during the first quarter of 2003 included a large gas-to-liquids (GTL) contract worth USD 675 million.

II. FINANCIALS

A) Income Statement

Revenues were EUR 1,250 million, up 13.7% compared to the first quarter of 2003 (EUR 1,099 million). Offshore revenues were up 17.7% year-on-year as activity picked up due to the execution of contracts awarded in 2003. Subsea umbilicals, risers and flowlines (SURF) revenues were up 25.9% at EUR 355 million, while Facilities revenues amounted to EUR 262 million, an increase of 8.3% compared to the first quarter of 2003. Onshore/Downstream revenues rose 19.8% due to large contracts signed in 2002 and early 2003 coming into full-scale implementation. Industries revenues amounted to EUR 58 million due to the previously mentioned change in the scope of consolidation.

1 The remaining portion of contracts in force.
2 In line with its overall strategy, the Group decided to divest 3 non-core affiliates previously reported under the Onshore / Downstream and Industries Branches. The combined backlog of these activities was EUR 160 million as of December 31, 2003. It is estimated that their combined revenues and EBITA for the first quarter of 2004 would have been approximately EUR 41 million and EUR 1 million, respectively.

2/11

Income from operations * (EBITA) amounted to EUR 50.0 million, a 12.6% increase versus EUR 44.4 million reported for the same period one year ago. The Group EBITA margin for the first quarter 2004 was 4.0%, unchanged year-on-year. SURF margins demonstrated significant improvement compared to the first quarter of 2003, increasing from 4.7% to 8.1% due to higher sales volume and the completion of a couple of challenging contracts which had generated losses during 2003. Facilities margins declined due to the Group's decision to apply its progressive margin recognition policy to this segment as of January 1, 2004. Onshore/Downstream returns improved to 4.0% (up from 3.7% one year ago) in line with the more advanced maturity profile of the activity's contracts under execution. The Industries' margin is slightly better than breakeven following the repositioning of this activity which began in the second half of last year.

Financial charges decreased to EUR 7.9 million during first quarter 2004, compared to EUR 10.5 million registered for the same period in 2003. The improvement was primarily related to the sharp reduction of the provision for the redemption premium on convertible bonds following the repurchase of convertible bonds and subsequent cancellation during the first quarter of 2004.

Profit before tax * for the first quarter 2004 was EUR 39.7 million, compared to EUR 37.3 million for the same period in 2003. Excluding non-operating items, profit before tax progressed 19.5% year-on-year. Income taxes were EUR 13.8 million, reflecting an average corporate tax rate of 32.3%.

After tax, net income pre-goodwill was EUR 25.9 million, up 13.6% compared to EUR 22.8 million during the first quarter 2003. After goodwill amortization of EUR 29.2 million, net income was EUR (3.3) million compared to EUR (3.5) million for the first quarter of 2003.

Excluding non-operating items and goodwill amortization, the consolidated net income of the Group increased by 37.8% to EUR 26.6 million.

For the first quarter of 2004, fully diluted EPS increased 22.8% to EUR 0.97 while fully diluted E/ADS was up 25.0% at USD 0.30.

First quarter 2004 net income reconciled to U.S. generally applied accounting principles (U.S. GAAP) more than doubled to EUR 29.6 million (unaudited). The main adjustment to reported French GAAP net income is the restatement of goodwill amortization of EUR 29.2 million.

B) Cash Flow Statement

Net cash provided by operating activities increased by EUR 95.4 million thanks to increased cash from operations and a significant improvement in working capital. Capital expenditures came down to EUR 13.9 million versus EUR 18.2 million in the first quarter of 2003. As a result, the Group was able to reduce its debt by EUR 113.6 million during the first three months of 2004.

C) Balance Sheet

The Group's net debt (excluding the redemption premium on convertible bonds) as of March 31, 2004 was EUR 171 million compared to EUR 506 million as March 31, 2003 and EUR 237 million as of December 31, 2003.

* Before goodwill amortization

3/11

As a result, net gearing at the end of March 2004 was significantly reduced to 8.7%, compared to 25.2% one year earlier.

Technip repurchased 419,742 convertible bonds for a total amount of EUR 71.4 million during the first quarter of 2004. These bonds were cancelled cutting the total outstanding amount as of March 31, 2004 to EUR 644.1 million. Accordingly, the amount of the associated redemption premium liability fell to EUR 76.1 million as of March 31, 2004.

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During the second quarter of 2004, Technip signed a new 5-year EUR 850 million revolving credit facility which replaced two existing lines maturing in 2006. The Group has also issued a 7-year EUR 650 million Eurobond which carries a fixed interest rate of 4.625%. Taking into account that the convertible bonds issued in 2002 will mature at the end of 2006, the Eurobond proceeds increase the Group's financial flexibility,

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Statements in this document that are not historical fact are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including forward-looking statements with respect to the financial condition, results of operations, business and business cycles, competitiveness and strategy of the Technip Group. Such statements are based on a number of assumptions, expectations and forecasts that could ultimately prove inaccurate, and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including currency fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, the timing of development of energy resources, construction and project risks, armed conflict or political instability in the Arabic-Persian Gulf or other regions, the strength of competition, interest rate fluctuations, control of costs and expenses, the reduced availability of government-sponsored export financing, the timing and success of anticipated integration synergies and stability in developing countries. For a further description of such risks and uncertainties, see the reports filed by Technip with the Securities and Exchange Commission and the “Autorité des Marchés Financiers.” Technip disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Except as otherwise indicated, the financial information contained in this document has been prepared in accordance with French GAAP, and certain elements would differ materially upon reconciliation to US GAAP.

4/11

With a workforce of about 19,000 persons, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris , the Group is listed in New York and Paris . The Group's main engineering and business centers are located in France , Italy , Germany , the UK , Norway , Finland , the Netherlands , the United States , Brazil , Abu-Dhabi , China , India , Malaysia and Australia . The Group has high-quality industrial and construction facilities in France , Brazil , the UK , the USA , and Finland as well as a world-class fleet of offshore construction vessels.

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Press Relations
Laurence Bricq	Tel. +33 (0) 1 47 78 26 37 Fax +33 (0) 1 47 78 24 33 E-mail: lbricq@technip.com

Marina Toncelli	Tel. +33 (0) 1 47 78 66 69 Fax +33 (0) 1 47 78 24 33 E-mail: mtoncelli@technip.com

Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74 E-mail : cwelton@technip.com

David-Alexandre Guez	Tel. +33 (0) 1 47 78 27 85 E-mail: daguez@technip.com

Group Website:	www.technip.com

Technip's shares trade on the following exchanges:

5/11

ANNEX I
CONSOLIDATED STATEMENT OF INCOME
French GAAP
Unaudited

Euros in Millions	First Quarter
(EPS in Euros; E/ADS in US Dollars)	2004	2003
Revenues	1,249.8	1,099.4
Cost of Sales	(1,170.1)	(1,025.1)
Depreciation of Fixed Assets	(29.7)	(29.9)
Income from Operations (1)	50.0	44.4
Financial Result	(7.3)	(6.6)
Provision for Redemption Premium on Convertible Bonds	(0.6)	(3.9)
Non-Operating Income (Loss)	(0.7)	3.5
Income of Equity Affiliates	--	--
Minority Interests	(1.7)	(0.1)
Profit Before Tax (1)	39.7	37.3
Income Tax	(13.8)	(14.5)
Net Income pre-Goodwill	25.9	22.8
Goodwill Amortization	(29.2)	(26.3)
Net Income	(3.3)	(3.5)

Net Income before Non-Operating Items (1)	26.6	19.3

Fully Diluted Adjusted EPS (2)	0.97	0.79

Fully Diluted Adjusted E/ADS (3)	0.30	0.24

(1) Income from Operations (EBITA), Profit before Tax and Net Income before Non-Operating Items are all calculated before goodwill amortization. These data are used for informational purposes only. They allow, in the Group's opinion, to make more meaningful comparisons between its operational performance and those of its peers who may use different accounting standards, such as US GAAP which do not allow the goodwill amortization.

(2) Fully diluted EPS is calculated based upon net income before non-operating items and goodwill amortization plus specific financial charges associated with the Group's convertible bond issue. The number of fully diluted shares ( 28,932,375 as of March 31, 2003 and 28,966,450 as of March 31, 2004) includes those which would be issued in the event that all outstanding convertible bonds would be redeemed for shares. Accordingly, the post tax financial costs and redemption premium (EUR 3.7 million and EUR 1.6 million for the first quarters of 2003 and 2004, respectively) are added back.

(3) E/ADS is in U.S. dollars and is calculated using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2292 as of March 31, 2004. One ADS is equal to one-fourth of an ordinary share.

6/11

ANNEX II
CONSOLIDATED STATEMENT OF CASH FLOWS
Unaudited

Euros in Millions
	First Quarter

	2004		2003

Net Income	(3.3)		(3.5)
Depreciation of Property, Plants & Equipment	29.7		29.9
Goodwill Amortization	29.2		26.3
Provision for Redemption Premium on Convertible Bonds	0.6		3.9
Net Loss (Gain) on the Disposal of Fixed Assets	(0.3)		(3.1)
Deferred Income Tax	11.7		10.1
Minority Interests and Other	1.7		0.1

Cash from Operations		69.3		63.7

Change in Working Capital		21.4		(68.4)

Net Cash Provided by (Used in) Operating Activities		90.7		(4.7)

Capital Expenditures	(13.8)		(18.2)
Proceeds from Assets Disposals	0.6		10.2
Other Cash Provided by (Used in) Investment Activities	0.3		(6.6)
Aker Deepwater Acquisition Price Reduction	--		31.4

Net Cash Provided by (Used in) Investment Activities		(12.9)		16.8

Increase (Decrease) in Debt	(113.6)		(14.0)
Repurchase of Outstanding Shares	(11.0)		--
Capital Increase	23.7		--

Net Cash Provided by (Used in) Financing Activities		(100.9)		(14.0)

Foreign Exchange Translation Adjustment		8.8		(13.1)

Net Increase (Decrease) in Cash and Cash Equivalents		(14.3)		(15.0)

Cash and Cash Equivalents as of December 31, 2003		892.4		741.1
Change in scope of consolidation		(17.4)		--
Cash and Cash Equivalents as of March 31, 2004		860.7		726.1

		14.3		15.0

7/11

ANNEX III
CONSOLIDATED BALANCE SHEET
French GAAP

Euros in Millions	Mar. 31, 2004	Dec. 31, 2003*	Sept 30, 2003	June 30, 2003*

ASSETS
Non-Current Assets	3,215	3,246	3,284	3,289
Contracts in Progress, Inventories & Deferred Bid Costs, net	6,639	6,442	6,233	5,359
Premium for Redemption of Convertible Bonds	52	52	57	62
Receivables & Other Current Assets, net	1,609	1,376	1,600	1,430
Cash & Cash Equivalents	861	892	697	634
TOTAL ASSETS	12,376	12,008	11,871	10,774

LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ Equity	1,959	1,938	1,960	1,921
Minority Interests	10	9	11	11
Provisions	306	324	320	314
Financial Debt	1,032	1,129	1,242	1,313
Premium for Redemption of Convertible Bonds	76	85	87	87
Progress Payments on Contracts	7,298	7,048	6,833	5,740
Other Liabilities	1,695	1,475	1,418	1,388
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	12,376	12,008	11,871	10,774

* Audited

First Quarter 2004 Changes in Shareholders’ Equity
Euros in Millions

Shareholders’ Equity as of December 31, 2003	1,938.0
Net Income – First Quarter 2004	(3.3)
Capital Increase Associated with Employee Share Participation Program	23.7
Treasury Stock	(11.0)
Foreign Exchange Translation Adjustments, net	11.3
Shareholders’ Equity as of March 31, 2004	1,958.7

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ANNEX IV
Euros in millions
Unaudited

	Revenues by Branch

	First Quarter

	2004	2003	Change

Offshore	617	524	17.7%
Onshore/Downstream	575	480	19.8%
Industries	58	95	(38.9)%
Total	1,250	1,099	13.7%

	Revenues by Region

	First Quarter

	2004	2003	Change

Europe, Russia, C Asia	224	254	(11.8)%
Africa, Middle-East	682	470	45.1%
Asia Pacific	90	80	12.5%
Americas	254	295	(13.9)%
Total	1,250	1,099	13.7%

	EBITDA by Branch

	First Quarter

	2004	2003	Change

Offshore	52.5	48.9	7.4%
Onshore/Downstream	26.6	22.0	20.9%
Industries	0.6	3.4	(82.4)%
Total	79.7	74.3	7.3%

	EBITA by Branch

	First Quarter

	2004	2003	Change

Offshore	26.5	23.9	10.9%
Onshore/Downstream	23.2	17.7	31.1%
Industries	0.3	2.8	(89.3)%
Total	50.0	44.4	12.6%

9/11

ANNEX V
Euros in millions
Unaudited

	Order Intake by Branch

	First Quarter

	2004	2003	Change

Offshore	606	525	15.4%
Onshore/Downstream	227	941	(75.9)%
Industries	43	62	(30.6)%
Total	876	1,528	(42.7)%

	Backlog by Branch

	Mar.31, 2004	Dec.31, 2003	Sep.30, 2003	Jun.30, 2003	Mar.31, 2003

Offshore	2,775	2,895	3,140	3,047	1,609
Onshore/Downstream	3,362	3,907	4,081	4,210	4,126
Industries	314	378	305	315	356
Total	6,451	7,180	7,526	7,572	6,091

	Backlog by Region

	Mar.31, 2004	Dec.31, 2003	Sep.30, 2003	Jun.30, 2003	Mar.31, 2003

Europe, Russia, C. Asia	1,260	1,480	1,232	1,058	1,005
Africa, Middle East	3,754	4,162	4,761	4,890	3,356
Asia Pacific	467	509	616	633	582
Americas	970	1,029	917	991	1,148
Total	6,451	7,180	7,526	7,572	6,091

	Backlog Scheduling as of Mar. 31, 2004

	Offshore	Onshore/ Downstream	Industries	Group

For 2004	1,175	1,240	160	2,575
For 2005	1,050	1,577	120	2,747
For 2006 and Beyond	550	545	34	1,129
Total	2,775	3,362	314	6,451

10/11

ANNEX VI
Unaudited

Net Debt

Euros in millions	Mar 31 2004	Dec 31 2003	Sept 30 2003	June 30 2003	Mar 31 2003

Marketable Securities	164	110	108	81	327
Cash	697	782	589	553	399
Cash & Cash Equivalents (A)	861	892	697	634	726
Short Term Debt	195	226	321	390	306
Long Term Debt	837	903	921	923	926
Gross Debt (B)	1,032	1,129	1,242	1,313	1,232
Net Debt * (B – A)	171	237	545	679	506

* Does not include the redemption premium on the convertible bonds.

Foreign Exchange Conversion Rates vs. Euro

	Statement of Income			Balance Sheet

	Mar 31 2004	Dec 31 2003	Mar 31 2003	Mar 31 2004	Dec 31 2003	Mar 31 2003

USD	1.24	1.13	1.07	1.19	1.26	1.09
GBP	0.68	0.69	0.67	0.67	0.70	0.69

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: May 27, 2004
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control